11

08001606

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Audian Power Int'l Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 03 2008
THOMSON FINANCIAL

FILE NO. 82- 04932

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/1/08

ARIS
12-31-07

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

The board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") hereby announces the consolidated results of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2007 prepared in accordance with International Financial Reporting Standards ("IFRS").

FINANCIAL AND BUSINESS SUMMARY

- Power generation amounted to 70.27 million MWh, representing an increase of approximately 40.46% over 2006; on-grid power supply amounted to 65.40 million MWh, representing an increase of approximately 40.02% over 2006;

- Turnover amounted to approximately RMB20,341 million, representing an increase of approximately 38.38% over 2006;

- Profit attributable to equity shareholders of the Company amounted to approximately RMB1,197 million, representing a decrease of approximately 0.36% from 2006;

- Earnings per share were RMB0.199. The Board recommended the payment of a final dividend of RMB0.062 per share for the financial year of 2007; and

- During 2007, nine thermal power generating units and 45MW wind power generating units of the Group commenced commercial operations, with a total capacity of 6,035MW.

RECEIVED
2008 APR -1 A 10: 57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RESERVES

According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC accounting standards and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. The Board has resolved to transfer 10% (2006: 10%) of the Company's profit after taxation for 2007, as determined under PRC accounting standards and regulations, to this reserve, i.e. RMB92,819,000 (2006: RMB112,189,000). Further, the Company has adopted the China Accounting Standards for Business Enterprises (2006) since 1 January 2007 subject to which, the Company retrospectively adjusted its results of previous years. Subsequent to the approval of the Board, a reversal of statutory surplus reserve of RMB142,141,000 was made in respect of such retrospective adjustment.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.062 per share (totalling RMB373,307,220) for the financial year ended 31 December 2007 (2006: a final dividend of RMB0.062 per share, totalling RMB373,307,220). This dividend distribution proposal is subject to approval by the shareholders of the Company at the 2007 Annual General Meeting.

No interim dividend was distributed for the six months ended 30 June 2007 (2006: nil).

THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Group is one of the largest listed power producers in the PRC. As at the date of this announcement, the interested installed capacity of the Group amounted to 16,269.7MW and the total installed capacity controlled or invested by the Group amounted to 21,745.7MW. Details of the installed capacity as at the date of this announcement are as follows:

Power Plants/Companies	Installed Capacity (controlled or invested) *(MW)*	Equity Interest Held by the Company	Generating Units	Notes
Zouxian Plant *(Note 4)*	2,540	100%	2 x 600MW + 4 x 335MW	
Shiliquan Plant *(Note 2)*	1,020	100%	2 x 300MW + 3 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Zouxian Power Generation Company Limited ("Zouxian Company") *(Notes 1 and 4)*	2,000	69%	2 x 1,000MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(Note 1)*	2,000	45%	2 x 670MW + 2 x 330MW	
Huadian Qingdao Power Generation Company Limited ("Qingdao Company") *(Note 2)*	1,235	55%	4 x 300MW + 35MW	
Huadian Zibo Power Company Limited ("Zibo Company") *(Note 2)*	433	100%	2 x 145MW + 2 x 71.5MW	

HUADIAN 12g3-2(b)
File No. 82-4932

Huadian Zhangqiu Power Generation Company Limited ("Zhangqiu Company") *(Note 3)*	890	87.5%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(Notes 2 and 3)*	930	89.26%	2 x 315MW + 2 x 150MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") *(Note 1)*	2,400	80%	2 x 600MW + 4 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company") *(Note 1)*	1,200	40%	2 x 600MW	
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company")	—	100%	—	4 x 230MW hydroelectric generating units under planning
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") *(Note 1)*	1,200	97%	2 x 600MW	
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company")	—	95%	—	2 x 660MW thermal power generating units under construction
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2 x 300MW	
Huadian Suzhou Biomass Energy Power Company Limited ("Suzhou Biomass Energy Company") *(Note 5)*	—	78%	—	2 x 12.5MW biomass power generating units under construction

Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") *(Note 1)*	1,320	90%	2 x 660MW	
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(Note 1)*	1,200	65%	2 x 600MW	
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company")	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,532.7	31.11%	4 x 330MW + 212.7MW	212.7MW wind power 4 x 330MW thermal power
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") *(Note 6)*	45	100%	30 x 1.5MW	
Total installed capacity controlled or invested *(Note 7)*	21,745.7			
Total interested installed capacity *(Note 8)*	16,269.7			

Note 1: A total capacity of 5,990MW of thermal installed capacity completed the 168-hour trial operation at full loaded capacity as required by the State, including: the first 660MW supercritical generating unit in Phase I new project of Xinxiang Company on 19 April 2007, the first 600MW subcritical generating unit in Phase I new project of Lingwu Company on 8 June 2007, the second 670MW supercritical generating unit in Phase II expansion project of Weifang Company on 9 June 2007, the second 600MW subcritical generating unit in Phase III expansion project of Guangan Company on 30 June 2007, the second 1,000MW ultra-supercritical generating unit of Zouxian Company on 5 July 2007, the second 660MW supercritical generating unit in Phase I new project of Xinxiang Company on 22 August 2007, the first 600MW supercritical generating unit in Phase I new project of Suzhou Company on 2 September 2007, the second 600MW subcritical generating unit in Phase I new project of Lingwu Company on 22 September 2007, and the second 600MW supercritical generating unit in Phase I new project of Suzhou Company on 10 November 2007. Meanwhile, thirty wind power generating units of 1.5MW each in Ningdong Wind Power Phase I project were connected to the grid and commenced operation on 29 December 2007. Total capacity of the mentioned units is 6,035MW. In addition, two 600MW subcritical generating units in Phase I new project of Luzhou Company which is 40% owned by the Group completed the 168-hour trial operation at full loaded capacity as required by the State on 12 December 2007 and 20 January 2008 respectively.

Note 2: Since 2007, the Company has closed down certain small thermal generating units of Tengzhou Company, Zibo Company, Qingdao Company and Shiliquan Plant respectively as planned, with a total capacity of 450MW.

Note 3: The Company's shareholding in Zhangqiu Company increased to 87.5% from 84.45% with effect from 8 June 2007, and in Tengzhou Company increased to 89.26% from 88.16% with effect from 15 August 2007.

Note 4: Zouxian Company was incorporated in 2007, to and in which the Company transferred the original two 1,000MW generating units under Zouxian Plant's Phase IV project and holds 69% equity interest respectively, and has been included into the Group's consolidated financial statements since its incorporation.

Note 5: Suzhou Biomass Energy Company was incorporated on 15 June 2007, in which the Company holds 78% equity interest, and has been included into the Group's consolidated financial statements since its incorporation.

Note 6: Ningdong Wind Power Company was incorporated on 19 March 2007, in which the Company holds 100% equity interest, and has been included into the Group's consolidated financial statements since its incorporation.

Note 7: The aggregate total installed capacities of the Company, its subsidiaries, jointly controlled entity and associates, of which the capacity of Ningxia Power Company excludes the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.

Note 8: The aggregate interested installed capacities of the Company and companies controlled or invested by the Company, based on the respective percentage equity interest held by the Company, includes the 31.11% of the 1,162.5MW interested capacity of Ningxia Power Company.

During the reporting period (from 1 January 2007 to 31 December 2007), the Group's generating units were operating safely and stably, with the safe production target for the whole year achieved. Qingdao Company, Weifang Company, Zibo Company and Tengzhou Company managed by the Group had recorded continuous safe production for over 3,000 days; Zouxian Plant and Laicheng Plant had recorded continuous safe production for over 2,500 days; and Zhangqiu Company had recorded continuous safe production for over 1,900 days, representing their record of continuous safe production days respectively. Zouxian Plant, Guangan Company, Shiliquan Plant, Qingdao Company, Laicheng Plant, Lingwu Company, Zhangqiu Company, Zibo Company and Suzhou Company of the Group were granted "Safe Producers of 2007" by China Huadian Corporation.

In August 2007, a total of 394 generating units participated in the 36th Large-scale Thermal Power Units Competition of the PRC for the Year 2006 (with unit capacity of 300MW and above). Generating units were assessed in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 91 of such generating units in the competition, representing an overall award rate of 23.1%. The Group participated in the competition with 20 generating units of 300MW or 600MW, and 5 of them won awards, representing an award rate of 25%. In the competition, unit No. 6 of Zouxian Plant won the first-class award under the 600MW generating units category; unit No. 2 of Weifang Company and unit No. 6 of Shiliquan Plant won the second-class awards under the 300MW generating units category; and unit No. 2 of Zouxian Plant and unit No. 1 of Weifang Plant won the third-class awards under the 300MW generating units category.

BUSINESS REVIEW

(1) Power Generation

Electricity generation of the Group during 2007 amounted to 70.27 million MWh, representing an increase of approximately 40.46% over 2006; the average utilization hours of the power generation facilities of the Group were 4,674 hours, representing a decrease of 568 hours from 2006.

(2) Turnover

In 2007, the total volume of electricity supplied by the Group to the grid was 65.40 million MWh, representing an increase of approximately 40.02% over 2006. Turnover for the year 2007 amounted to approximately RMB20,341 million, representing an increase of approximately 38.38% over 2006. Revenue generated from sale of electricity for the year 2007 amounted to approximately RMB20,009 million, representing an increase of approximately 38.91% over 2006; the revenue generated from sale of heat for the year 2007 amounted to approximately RMB332 million, representing an increase of approximately 12.33% over 2006.

(3) Profit

For the year ended 31 December 2007, the Group's profits attributable to equity shareholders of the Company amounted to approximately RMB1,197 million, representing a decrease of approximately 0.36% from 2006. Earnings per share were RMB0.199.

(4) New installed capacity

There were mainly nine thermal power generating units and certain wind power generating units of the Group which commenced operation in 2007:

Project	Capacity (MW)	Date of completion of 168-hour trial operation at full loaded capacity as required by the State
The first unit of Xinxiang Company Phase I Project	660	19 April 2007
The first unit of Lingwu Company Phase I Project	600	8 June 2007
The second unit of Weifang Company Phase II Project	670	9 June 2007
The second unit of Guangan Company Phase III Project	600	30 June 2007
The second unit of Zouxian Company	1,000	5 July 2007
The second unit of Xinxiang Company Phase I Project	660	22 August 2007
The first unit of Suzhou Company Phase I Project	600	2 September 2007
The second unit of Lingwu Company Phase I Project	600	22 September 2007
The second unit of Suzhou Company Phase I Project	600	10 November 2007
Ningdong Wind Power Phase I	45	all on-streaming and on-grid on 29 December 2007
Total	6,035	

In addition to the units set out above, two 600MW subcritical generating units in Phase I project of Luzhou Company which is 40% owned by the Group completed the 168-hour trial operation at full loaded capacity as required by the State on 12 December 2007 and 20 January 2008 respectively.

(5) Construction in progress

As at the date of this announcement, the Group's projects under construction include two 660MW generating units of Wuhu Company Phase I Project, the 25MW Straw-fired Power Project of Suzhou Biomass Energy Company and the Laizhou 40.5MW Wind Power Project in Shandong province.

(6) Preliminary projects

The Luohe Project and Qudong Project in Henan province had received the reply letter from the National Development and Reform Commission, permitting the commencement of preliminary work. The Group was pressing ahead the preliminary work of key projects such as Laizhou Thermal Power Project in Shandong province, Lingwu Company Phase II Project and Luding Hydropower Company. Progress had been made in preliminary work of Fengjie Thermal Power Project in Chongqing and the Liuan Expansion Project in Anhui province. The Group is speeding up the preliminary work of Zibo Company Expansion Project and other projects under the policy of "Developing large projects and cutting small projects".

The Yihetala 49.5MW Power Project in Inner Mongolia has been submitted for approval. The Guyuan 100MW Wind Power Project in Hebei province which is qualified for approval requirements is in the progress of application for approval. The Ningdong Wind Power Company Phase II 45MW Wind Power Project has received approval from the Development and Reform Commission of Ningxia Hui Autonomous Region to start preliminary work. The Company participated in the 5th batch bidding for wind power concession projects of China, and won the 300MW wind power project at Beiqinghe, Tongliao Area.

In addition, the Hongshiding Nuclear Power Project in Shandong province in which the Group intends to hold 10% interest was included in the national nuclear medium and long term development plan, and had started the essential operative stage.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macroeconomic Conditions and Electricity Demand

According to the relevant information and statistics, the gross domestic product ("GDP") of the PRC amounted to RMB24,661.9 billion, representing an increase of 11.4% over 2006. Power consumption of the whole society totalled 3,245.8 million MWh, representing an increase of 14.4% over 2006, of which the consumption of the primary, secondary and tertiary industries accounted for 86.0 million MWh, 2,484.7 million MWh and 316.7 million MWh respectively, representing a year-on-year increase of 5.2%, 15.7% and 12.1% respectively.

Currently, the Company's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces/Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Provinces/Autonomous Region in 2007 reached 14.3%, 14.2%, 11.9%, 13.9% and 14.4% respectively. Their GDP growth rates outperformed the national average by 2.9, 2.8, 0.5, 2.5 and 3.0 percentage points respectively. Among them, Shandong Province has recorded continuous double-digit economic growth for years. Power consumption of the whole society for Shandong Province increased by 14.3%. At the same time, power demands in other regions have all increased rapidly in live with the GDP growth.

(2) Turnover and Profit

In 2007, the Group strengthened the management, strove for planned output, optimized dispatch and achieved a considerable increase in the volume of power generation. The total volume of electricity supplied by the Group to the grid for the year 2007 was 65.40 million MWh, surging by approximately 40.02% over 2006. Turnover for the year 2007 amounted to approximately RMB20,341 million, representing an increase of approximately 38.38% over 2006. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,197 million, representing a decrease of approximately 0.36% from 2006. Earnings per share were RMB0.199. The increase in turnover was mainly due to the growth in power generation and the full year effect of the increased on-grid tariff for the year which came into effect in June 2006.

(3) Operating Expenses

In 2007, the operating expenses of the Group amounted to RMB17,387 million, representing an increase of approximately 38.89% over 2006, which was mainly due to the increase in installed capacity and power generation as well as the hiking coal price. The increase of operating expenses was below that of average installed capacity.

The principal contribution to the operating expenses of the Group was coal costs, which amounted to RMB11,561 million in 2007, accounting for approximately 66.49% of the Group's total operating expenses. In 2007, the Group strove for improving coal quality and reducing coal prices. Unit fuel cost for electricity supplied by the Group amounted to RMB172.28/MWh, representing a 5.85% increase from 2006, mainly attributable to an increase in coal price.

Depreciation and amortisation expenses of the Group amounted to RMB2,858 million in 2007, representing an increase of approximately 50.71% over 2006. This mainly resulted from the additional depreciation of the newly-operated units.

The major overhaul and repair and maintenance expenses of the Group increased to RMB619 million in 2007, representing an increase of approximately 40.18% over 2006 which fell below the growth in the Group's average installed capacity, mainly due to the Group's additional efforts in controlling the major overhaul and repair and maintenance costs for its units.

Personnel costs of the Group amounted to RMB1,151 million in 2007, representing a decrease of approximately 9.17% from 2006.

Administrative expenses of the Group for 2007 increased by approximately 13.98% to RMB650 million as compared with that for 2006. This was mainly due to additional real estate tax, land use tax and property insurance premium and other expenses of the newly-operated units.

Other operating costs amounted to RMB344 million, representing an increase of 4.67% over 2006, mainly due to additional water and oil expenses for power generation from the increased volume of power generation.

(4) Finance Costs

Net finance costs of the Group in 2007 amounted to RMB1,382 million, representing an increase of RMB927 million, or approximately 203.88%, over 2006. This was mainly attributable to the increase in total loan interest charged in income statement due to the commissioning of new units.

(5) Charges of Assets

As at 31 December 2007, Guangan Company, Tengzhou Company, Lingwu Company and Suzhou Company, all being subsidiaries of the Company, have charged their income stream in respect of the sale of electricity or trade receivables for sale of electricity to banks as security for bank loans amounting to RMB6,780 million.

(6) Indebtedness

As at 31 December 2007, the borrowings of the Group amounted to RMB33,796 million, of which loans denominated in US dollars amounted to US$200 million. The liabilities to assets ratio was 72.49%, representing an increase of 1.82 percentage points over that of 2006. This was mainly attributable to the issuance of short-term debentures during the year and the increase in other financial borrowings. All loans of the Group were mainly floating rate loans. Short-term loans and long-term loans due within one year amounted to approximately RMB11,244 million, and long-term loans amounted to approximately RMB22,552 million. In addition, short-term debentures of the Group amounted to approximately RMB3,986 million.

(7) Contingent Liabilities

As at 31 December 2007, Zhongning Company, a joint venture of the Company, provided guarantees for bank loans amounting to RMB42.50 million to Ningxia Power Company, an associate of the Company. Guangan Company, a subsidiary of the Company, provided guarantees to banks for loans amounting to RMB110 million to Sichuan Huayingshan Longtan Coal Company Limited, an associate of Guangan Company. In addition, the Company provided guarantees for bank loans amounting to RMB356 million in aggregate to Zibo Company, Tengzhou Company, Zhangqiu Company and Luding Hydropower Company, all being subsidiaries of the Company. Save as disclosed above, the Group had no other material contingent liabilities.

(8) Cash and Cash Equivalents

As at 31 December 2007, the Group had cash and cash equivalents of approximately RMB1,373 million.

(9) Cash Flow Analysis

In 2007, the net increase in consolidated cash and cash equivalents of the Group amounted to approximately RMB411 million. Of which, the net increase in cash flow generated from operating activities amounted to approximately RMB3,355 million, representing an increase of RMB1,064 million over 2006; the net decrease in cash flow generated from investing activities amounted to approximately RMB10,163 million, representing a decrease of RMB3,485 million from 2006 which was mainly attributable to the on-streaming of the Group's projects in construction and the decreased investment during the reporting period as compared to 2006; the net increase in cash flow generated from financing activities amounted to approximately RMB7,219 million, representing a decrease of RMB4,273 million from 2006 which was mainly due to the increased debt repayment by the Group during the reporting period.

(10) Production, Operation and Safety

In 2007, the equivalent availability factor of the generating units was approximately 94.53%; the equivalent forced suspension rate was approximately 0.57%; the average coal consumption rate for electricity supply of generating units was approximately 342.30g/KWh, a decrease of approximately 5.03g/KWh from that of 2006.

In 2007, the Group maintained its operational safety at a decent level. As at 31 December 2007, all power plants of the Group had achieved operational safety throughout the year.

In 2007, a total of 10 major overhauls and 25 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was approximately 4.76%, representing a decrease of approximately 0.48 percentage points from 2006.

(11) Technical Improvement Projects

With a commitment to building a resource-conservation and environment-friendly enterprise, the Group implemented desulphurisation technological renovation for its currently-operated units totalling 7,390MW (including 1,940MW in progress of desulphurisation technological renovation). As at the date of this announcement, desulphurisation projects for 5,450MW of 8 power plants/companies have commenced operation. Together with the newly-operated units, a total of 15,830MW desulphurisation facilities of 13 power plants/companies have been put in operation, building up a good environmental image.

(12) Issue of short-term debentures

The Company completed the public issue of the first tranche of short-term debentures for year 2007 in the PRC inter-bank debenture market on 8 May 2007. The short-term debentures were issued on a discount basis, totalling RMB4 billion with an issue price of RMB97.54 per RMB100 par value at interest rate of 3.38% for a term of 272 days. The short-term debentures were publicly issued in the PRC inter-bank debenture market by way of book building and centralised placing by the Industrial and Commercial Bank of China Limited as the lead underwriter organizing the underwriting syndicate. The issue of such short-term debentures effectively reduced the financing cost of the Company, bringing down the Company's financial cost by RMB44.32 million for the whole year.

BUSINESS OUTLOOK

(1) Power generation industry trend and market competitions faced by the Group

According to statistics, in 2008, the national economy will grow continuously and stably while the power demand is expected to expand relatively quickly. Meanwhile, the State will advance towards an energy efficient and environment-friendly society. In particular, policies of Energy Saving Scheduling and On-Grid based on Lower Energy Consumption will be gradually implemented across the PRC, which will lead to a fundamental change in the landscape of power market competition. With remarkable improvement in comprehensive strengths after years' growth, the Group is well placed to consolidate and maintain its competitive advantage in the PRC by capitalizing on its energy-saving and environment-friendly generating units with large capacity and high efficiency.

(2) Development strategy to address the opportunities and challenges in the future

Through a decade of rapid growth and continuous expansion, the installed capacity, on-grid electricity, profitability, competitiveness and strengths of the Group as a listed power generating enterprise has maintained its position in China. In light of its scientific development concept by insisting development as the most important task, the Group will constantly optimize the regional structure and power source structure, vigorously promote benchmarking management, and speed up the pace of building an outstanding, modern and national listed power generating company to continuously improve its comprehensive competitiveness. The long-term, steady and rapid economic momentum of China brings favourable conditions to fast growth of the power industry. Along with the progress of the power system reform and under the support of China Huadian Corporation, the parent company, the Group enters a phase of golden time of development.

Currently, power demand is increasing in developed or fast-growing economies including Shandong, Sichuan, Ningxia, Anhui and Henan in which the Group invests. In addition, the Group has quality assets with its subordinate plants owning a majority in the high performance and efficient large generating units, among which generating units with 300MW or above accounted for over 90% of the total installed capacity.

In 2008, the Group will continue to put efforts in infrastructure projects, operation improvement, power source project development, cost-effectiveness enhancement and capital operations optimisation, aiming at increasing the overall strength and competitive edge of the Group. The Group is confident in its ability to seize opportunities and address challenges, and to face the challenges posed by critical market situations. By fully utilizing its own advantages, it will constantly expand its operations and overcome various adverse factors including the relatively lower utilization hours and the rising coal price, so as to secure a steady and fast growth. In the future, the Group expects to expand its installed capacity through acquiring assets of the parent company and its organic growth.

The Group is also exposed to challenges. First, the Group's annual operation objectives will be brought under critical challenge by the expected rise in overall coal price due to a further increase in key coal contract prices, as a result of coal price deregulation upon the deepening of the coal market reform. Second, greater pressure of financing and environment protection and a substantial increase in infrastructure investment have rendered the Group's gearing ratio to exceed 70% and its financial expenses to increase. Third, as the growth of installed capacity where the Group's subordinate enterprises operate has outpaced that of electricity demand in the regions, thereby resulting in the Group's relatively lower recorded average utilization hours. Fourth, industry competition is intensifying. The changing relation between supply and demand of power and the deepening power reform will result in fiercer competition in power development and power market. Power generation groups will not only scramble for limited resources such as the power source projects, coal resources, water resources and transport capacity, but also initiate all-round and in-depth competition in equipment structure, market share, business efficiency and management performance.

The major objectives of the Group in 2008 are as follows:

1. To further improve safe production management and to maintain the plants in a leading position in terms of various technological and economic performance indicators within the industry.

2. To ensure timely commencement of operation of projects under construction, with effective control on their construction progress, quality and unit costs.

3. To drive preliminary projects forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To put more effort in competing for exploration and construction of new projects so as to speed up the Group's expansion in domestic power generation industry.

5. To further enhance the long-term strategic partnership with coal mine suppliers so as to improve coal quality and secure coal supply.

6. To strengthen power marketing, to enhance the competitiveness under the policy of "On-grid based on Lower Energy Consumption" and to make full strides to increase power generation and optimize power structure.

7. To adhere to low cost strategies and strengthen risk prevention, aiming to enhance the Company's profitability.

8. To actively explore multiple debt financing channels for reduction in financing costs so as to meet future financial needs from its fast growing development.

9. To introduce innovative human resources management system for overall improvement of its management team.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2007 set out as follows:

Name of shareholder	Number of shares held	Approximate percentage of the total number of shares of the Company in issue (%)
China Huadian Corporation *(domestic shares) (Note)*	2,961,061,853	49.18%
Shandong International Trust Corporation *(domestic shares)*	800,766,729	13.30%
Shandong Luneng Development (Group) Company Limited *(domestic shares)*	81,344,668	1.35%
Zaozhuang City Infrastructure Investment Company *(domestic shares)*	18,800,018	0.31%
Holders of H shares	1,431,028,000	23.77%
Other holders of circulating A shares not subject to trading moratorium *(domestic shares)*	728,082,932	12.09%
Total	6,021,084,200	100%

Note: The 2,961,061,853 shares held by China Huadian Corporation include 60,088,467 tradable A shares not subject to trading moratorium, representing 1.00% of the total share capital of the Company.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

As of 31 December 2007, shareholdings of the Company's substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") holding 10% or more of any class of the issued share capital of the Company are as follows:

Name of shareholder	Shares	Number of shares held	Approximate percentage of the total number of shares of the Company in issue as at 31 December 2007	Approximate percentage of the total number of domestic shares of the Company in issue as at 31 December 2007	Approximate percentage of the total number of H shares of the Company in issue as at 31 December 2007
China Huadian Corporation	Domestic Shares	2,961,061,853	49.18%	64.51%	—
Shandong International Trust Corporation	Domestic Shares	800,766,729	13.30%	17.45%	—
HKSCC Nominees Limited	H Shares	1,426,173,900	23.69%	—	99.66%

Details relating to interests, as at 31 December 2007, of the Company's directors, supervisors, chief executives, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company's 2007 Annual Report in accordance with the relevant disclosure requirements under the Listing Rules.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;

2. Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee[(Note)];

3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Company's Board;

4. Working Requirements for Independent Directors;

5. Working Requirements for Secretary to the Board;

6. Work Rules for General Manager;

7. Code on the Company's investment projects;

8. Company Management Methods on Raised Proceeds;

9. Company Management Methods on External Guarantees;

10. Company Management Rules on Information Disclosure;

11. Management Rules and Implementation Procedures on Investor Relations;

12. Code on Trading in the Company's Securities by Directors (Supervisors); and

13. Code on Trading in the Company's Securities by Employees.

The Board is committed to principles of corporate governance consistent with prudent management and with the aim to enhance shareholders' value. These principles enshrine transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practice as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Listing Rules. In certain aspects, the corporate governance practices adopted by the Company are more stringent than the code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

— the Company has formulated the Code on Trading in Securities of Huadian International Power Corporation Limited by Directors (Supervisors) and the Code on Trading in Securities of Huadian International Power Corporation Limited by Employees, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.

— In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

— In the financial year of 2007, a total of 9 Board meetings were held by the Company.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

(Note) On 5 February 2007, the extraordinary general meeting approved the adoption of Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee as appendices to the Articles of Association. Details are set out in the notice of extraordinary general meeting, the related circular dated 22 December 2006 and the announcement dated 5 February 2007.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2007, none of the Group's deposits placed with financial institutions were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2007, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued listed securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the annual results of the Company for 2007 and the financial statements prepared under IFRS for the year ended 31 December 2007.

MATERIAL LITIGATION

During the financial year of 2007, the Group was not involved in any material litigation or arbitration. Further, as at 31 December 2007, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

By Order of the Board of Directors
Huadian Power International Corporation Limited*
Cao Peixi
Chairman

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
25 March 2008

* *For identification only*

I. SUMMARY OF FINANCIAL INFORMATION IN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS *("IFRS")*

The consolidated financial information set out below is extracted from the audited financial statements prepared under IFRS of the Group as set out in its 2007 annual report.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

(Expressed in Renminbi)

	Note	2007 *RMB'000*	2006 *RMB'000* (restated)
Turnover	4	**20,341,122**	14,699,964
Operating expenses			
Coal consumption		**(11,561,076)**	(7,860,230)
Depreciation and amortisation		**(2,857,760)**	(1,896,218)
Major overhaul expenses		**(331,967)**	(262,271)
Repairs and maintenance		**(286,712)**	(179,074)
Personnel costs	5	**(1,150,571)**	(1,266,739)
Administration expenses		**(649,611)**	(569,912)
Sales related taxes	6	**(205,666)**	(155,637)
Other operating expenses		**(343,995)**	(328,659)
		(17,387,358)	(12,518,740)
Operating profit		**2,953,764**	2,181,224

	Note		
Investment income		**—**	3,140
Other net income		**87,847**	47,995
Net finance costs	7	**(1,381,912)**	(454,748)
Share of profits less losses of associates		**84,187**	39,683
Share of profit less loss of a jointly controlled entity		**45,681**	62,118
Profit before taxation	8	**1,789,567**	1,879,412
Income tax	9	**(269,102)**	(520,469)
Profit for the year		**1,520,465**	1,358,943
Attributable to:			
Equity shareholders of the Company		**1,196,860**	1,201,201
Minority interests		**323,605**	157,742
Profit for the year		**1,520,465**	1,358,943
Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date	10(a)	**373,307**	373,307
Basic and diluted earnings per share	11	**RMB0.199**	RMB0.199

CONSOLIDATED BALANCE SHEET

As at 31 December 2007
(Expressed in Renminbi)

	Note	**2007**	2006
		RMB'000	*RMB'000*
			(restated)
Non-current assets			
Property, plant and equipment		**52,434,812**	36,047,950
Construction in progress		**6,062,608**	11,499,163
Lease prepayments		**880,850**	895,275
Intangible assets		**44,431**	44,431
Interest in associates		**1,700,821**	1,486,041
Interest in a jointly controlled entity		**218,228**	210,481
Other investments		**145,539**	135,539
Investment deposit		—	15,250
Deferred tax assets		**76,184**	44,946
		61,563,473	50,379,076
Current assets			
Inventories		**649,780**	730,941
Deposits, other receivables and prepayments		**367,749**	110,481
Trade debtors and bills receivable	12	**1,962,311**	1,526,219
Tax recoverable		**16,868**	14,389
Restricted deposits		**19,950**	316,058
Cash and cash equivalents		**1,373,289**	962,183
		4,389,947	3,660,271

	Note		
Current liabilities			
Bank loans		**9,360,707**	10,804,955
Loans from shareholders		**—**	51,000
Current portion of state loans		**10,095**	10,005
Other loans		**1,873,362**	1,498,020
Short-term debenture payables		**3,985,759**	—
Amount due to holding company		**16,080**	10,415
Trade creditors and bills payable	13	**6,486,646**	4,457,324
Other payables		**2,380,865**	1,701,618
Tax payable		**107,686**	88,792
		24,221,200	18,622,129
Net current liabilities		**(19,831,253)**	(14,961,858)
Total assets less current liabilities		**41,732,220**	35,417,218
Non-current liabilities			
Bank loans		**20,620,128**	16,455,447
Loans from shareholders		**1,235,000**	1,235,000
State loans		**60,732**	74,424
Other loans		**635,640**	831,055
Deferred government grants		**214,988**	203,880
Deferred income		**81,163**	—
Deferred tax liabilities		**741,887**	769,509
		23,589,538	19,569,315
NET ASSETS		**18,142,682**	15,847,903

CAPITAL AND RESERVES

Share capital	**6,021,084**	6,021,084
Reserves	**8,278,735**	7,455,182
Total equity attributable to equity shareholders of the Company	**14,299,819**	13,476,266
Minority interests	**3,842,863**	2,371,637
TOTAL EQUITY	**18,142,682**	15,847,903

Notes:

1 Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2007 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivative financial instruments are stated at their fair value.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Changes in accounting policies and accounting estimates

(a) In prior years, investment in jointly controlled entity was accounted for under proportionate consolidation method for consolidated financial statements prepared under IFRS and the People's Republic of China ("PRC") Accounting Standards and Regulations. Effective from 1 January 2007, the Group adopted the new China Accounting Standards for Business Enterprises ("CAS") (2006) for the preparation of PRC financial statements and changed its accounting policy to the equity method for the investment in jointly controlled entity in accordance with CAS 2 "Long-term equity investments".

In order to avoid confusion and to harmonise with existing CAS (2006), the directors believe that the adoption of the equity method could provide more relevant information about the Group's financial position. As a result, the Group has adopted the equity method, which is permitted under IAS 31 Interests in joint ventures, to account for investment in jointly controlled entity for consolidated financial statements prepared under IFRS with effect from 1 January 2007.

The change in accounting policy has been adopted retrospectively but there is no effect on the opening net assets, retained profits nor the profit or loss for the periods presented. The adoption of the equity method only resulted in a reclassification of the accounting captions and the effects to the Group's consolidated financial statements are set out below:

(i) Restatement of prior periods and opening balances

Consolidated income statement for the year ended 31 December 2006:

	2006 (as previously reported) *RMB'000*	**Effect of new policy (increase/ (decrease) in profit for the year)** *RMB'000*	**2006 (as restated)** *RMB'000*
Turnover	15,130,927	(430,963)	14,699,964
Operating expenses			
Coal consumption	(8,061,590)	201,360	(7,860,230)
Depreciation and amortisation	(1,952,158)	55,940	(1,896,218)
Major overhaul expenses	(267,582)	5,311	(262,271)
Repairs and maintenance	(185,951)	6,877	(179,074)
Personnel costs	(1,293,937)	27,198	(1,266,739)
Administrative expenses	(584,217)	14,305	(569,912)
Sales related taxes	(157,719)	2,082	(155,637)
Other operating expenses	(331,905)	3,246	(328,659)
	(12,835,059)	316,319	(12,518,740)
Operating profit	2,295,868	(114,644)	2,181,224
Investment income	3,140	—	3,140
Other net income	47,023	972	47,995
Net finance costs	(503,794)	49,046	(454,748)
Share of profits less losses of associates	39,683	—	39,683
Share of profit less loss of a jointly controlled entity	—	62,118	62,118

Profit before taxation	1,881,920	(2,508)	1,879,412
Income tax	(522,977)	2,508	(520,469)
Profit for the year	1,358,943	—	1,358,943
Basic and diluted earnings per share	RMB0.199	—	RMB0.199

Consolidated balance sheet as at 31 December 2006:

	2006 (as previously reported)	**Effect of new policy (increase/ (decrease) in net assets)**	**2006 (as restated)**
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets			
Property, plant and equipment	37,046,206	(998,256)	36,047,950
Interest in a joint controlled entity	—	210,481	210,481
Other non-current assets	14,120,645	—	14,120,645
	51,166,851	(787,775)	50,379,076
Current assets			
Inventories	748,511	(17,570)	730,941
Deposits, other receivables and prepayments	111,258	(777)	110,481
Trade debtors and bills receivable	1,575,104	(48,885)	1,526,219
Tax recoverable	16,164	(1,775)	14,389
Restricted deposits	316,058	—	316,058
Cash and cash equivalents	967,922	(5,739)	962,183
	3,735,017	(74,746)	3,660,271

Current liabilities			
Bank loans	(10,864,955)	60,000	(10,804,955)
Other loans	(1,575,520)	77,500	(1,498,020)
Trade creditors and bills payable	(4,508,415)	51,091	(4,457,324)
Other payables	(1,713,570)	11,952	(1,701,618)
Other current liabilities	(160,212)	—	(160,212)
	(18,822,672)	200,543	(18,622,129)
Net current liabilities	(15,087,655)	125,797	(14,961,858)
Total assets less current liabilities	36,079,196	(661,978)	35,417,218
Non-current liabilities			
Bank loans	(17,005,947)	550,500	(16,455,447)
Loans from shareholders	(1,335,000)	100,000	(1,235,000)
Deferred tax liabilities	(780,987)	11,478	(769,509)
Other non-current liabilities	(1,109,359)	—	(1,109,359)
	(20,231,293)	661,978	(19,569,315)
NET ASSETS	15,847,903	—	15,847,903

CAPITAL AND RESERVES			
Attributable to equity shareholders of the Company	13,476,266	—	13,476,266
Attributable to minority interests	2,371,637	—	2,371,637
TOTAL EQUITY	15,847,903	—	15,847,903

Consolidated cash flow statement for the year ended 31 December 2006:

	2006 (as previously reported) *RMB'000*	**Effect of new policy (increase/ (decrease)** *RMB'000*	**2006 (as restated)** *RMB'000*
Operating activities			
Cash received from customers and others	15,085,200	(321,113)	14,764,087
Cash paid to suppliers, employees and others	(10,961,578)	176,976	(10,784,602)
Cash generated from operations	4,123,622	(144,137)	3,979,485
Interest paid	(1,263,088)	49,657	(1,213,431)
Enterprise income tax paid	(474,665)	—	(474,665)
Net cash from operating activities	2,385,869	(94,480)	2,291,389

Investing activities			
Acquisition of property, plant and equipment and construction in progress	(12,702,225)	66,377	(12,635,848)
Acquisition of a subsidiary net of cash acquired	45,649	16,034	61,683
Investment in a jointly controlled entity	—	(57,200)	(57,200)
Interest received	21,697	(613)	21,084
Dividend received	4,405	12,648	17,053
Other movements	(1,055,331)	—	(1,055,331)
Net cash from investing activities	(13,685,805)	37,246	(13,648,559)
Financing activities			
Proceeds from borrowings	27,282,190	(97,500)	27,184,690
Repayment of borrowings	(16,236,153)	167,500	(16,068,653)
Other movements	376,179	—	376,179
Net cash from financing activities	11,422,216	70,000	11,492,216
Net increase in cash and cash equivalents	122,280	12,766	135,046
Cash and cash equivalent at beginning of the year	845,642	(18,505)	827,137
Cash and cash equivalent at the end of the year	967,922	(5,739)	962,183

(ii) Estimated effect of changes in accounting policies on the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement, balance sheet and cash flow statement for the year ended 31 December 2007 is higher or lower than it would have been had the previous policy still been applied in the year, where it is practicable to make such estimates.

Estimated effect on the consolidated income statement for the year ended 31 December 2007:

	Effect of new policy (increase/ (decrease) in profit for the year) *RMB'000*
Turnover	389,877
Operating expenses	
Coal consumption	(176,011)
Depreciation and amortisation	(56,645)
Major overhaul expenses	(10,748)
Repairs and maintenance	(5,678)
Personnel costs	(20,772)
Administrative expenses	(21,265)
Sales related taxes	(1,913)
Other operating expenses	(2,320)
	(295,352)
Operating profit	94,525
Investment income	—
Other net income	1,868
Net finance costs	(47,944)
Share of profits less losses of associates	—
Share of profit less loss of a jointly controlled entity	(45,681)
Profit before taxation	2,768
Income tax	(2,768)
Profit for the year	—
Basic and diluted earnings per share	—

Estimated effect on the consolidated balance sheet as at 31 December 2007:

	Effect of new policy (increase/ (decrease) in net assets) *RMB'000*
Non-current assets	
Property, plant and equipment	948,692
Construction in progress	10,660
Interest in a joint controlled entity	(218,228)
	741,124
Current assets	
Inventories	15,017
Deposits, other receivables and prepayments	239
Trade debtors and bills receivable	38,797
Tax recoverable	1,775
Cash and cash equivalents	6,832
	62,660
Current liabilities	
Bank loans	25,000
Other loans	12,500
Trade creditors and bills payable	38,010
Other payables	11,528
	87,038
Net current liabilities	(24,378)
Total assets less current liabilities	716,746

Non-current liabilities	
Bank loans	602,500
Loans from shareholders	100,000
Deferred tax liabilities	14,246
	716,746
NET ASSETS	—
CAPITAL AND RESERVES	
Attributable to equity shareholders of the Company	—
Attributable to minority interests	—
TOTAL EQUITY	—

Estimated effect on the consolidated cash flow statement for the year ended 31 December 2007:

	Effect of new policy (increase/ (decrease)) *RMB'000*
Operating activities	
Cash received from customers and others	284,210
Cash paid to suppliers, employees and others	(128,306)
Cash generated from operations	155,904
Interest paid	(48,412)
Net cash from operating activities	107,492

Investing activities	
Acquisition of property, plant and equipment and construction in progress	(20,794)
Interest received	325
Dividends received	(37,931)
Net cash from investing activities	(58,400)
Financing activities	
Proceeds from borrowings	115,500
Repayment of borrowings	(163,500)
Net cash from financing activities	(48,000)
Net increase in cash and cash equivalents	1,092

3 Segment reporting

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

4 Turnover

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover are as follows:

	2007	2006
	RMB'000	*RMB'000*
		(restated)
Sale of electricity	**20,008,797**	14,404,109
Sale of heat	**332,325**	295,855
	20,341,122	14,699,964

5 Personnel costs

	2007	2006
	RMB'000	*RMB'000*
		(restated)
Wages, welfare and other benefits	**710,578**	898,046
Retirement costs	**185,956**	167,907
Other staff costs	**254,037**	200,786
	1,150,571	1,266,739

6 Sales related taxes

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 1-7% and 3-5% (2006: 1-7% and 3-4%), respectively, of net VAT payable.

7 Net finance costs

	2007	2006
	RMB'000	*RMB'000*
		(restated)
Interest on bank advances and other loans repayable within five years	**1,358,210**	1,278,395
Interest on other loans repayable after five years	**705,181**	40,317
Less: Interest capitalised	**(583,027)**	(799,050)
	1,480,364	519,662
Less: Interest income	**(9,759)**	(8,142)
Net foreign exchange gain	**(99,325)**	(49,162)
Net loss/(gain) on derivative financial instruments	**10,632**	(7,610)
	1,381,912	454,748

The interest costs have been capitalised at an average rate of 5.60% per annum (2006: 5.40%) for construction in progress.

8 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2007	2006
	RMB'000	*RMB'000*
		(restated)
Amortisation of lease prepayments	**24,367**	31,501
Auditors' remuneration		
— audit service	**8,500**	7,139
— other services	**5,784**	600
Cost of inventories	**12,285,766**	8,440,649
Depreciation	**2,833,393**	1,864,717
Government grants	**(11,710)**	(1,200)
Loss on disposal of property, plant and equipment	**4,759**	12,092
Impairment losses on trade and other receivables	**3,654**	1,555
Provision for/(reversal of) stock obsolescence	**3,756**	(817)
Operating lease charges in respect of land and buildings	**31,071**	38,341
Research and development costs	**13,406**	3,608
Share of associates' taxation	**12,817**	1,420

9 Income tax

Taxation in the consolidated income statement represents:

	2007 *RMB'000*	2006 *RMB'000* (restated)
Current tax		
Charge for PRC enterprise income tax for the year	**328,688**	436,171
Under-provision in respect of previous years	**3,858**	1,541
	332,546	437,712
Deferred tax		
Origination and reversal of temporary differences	**140,826**	82,757
Reduction in tax rate *(note (iii))*	**(204,270)**	—
Total income tax expense in the consolidated income statement	**269,102**	520,469

Reconciliation of effective tax rate:

	2007 *RMB'000*	2006 *RMB'000* (restated)
Profit before taxation	**1,789,574**	1,879,412
Notional PRC enterprise income tax expense at a statutory tax rate of 33%	**590,559**	620,207
Non-deductible expenses	**7,637**	2,577
Non-taxable income	**(36,809)**	(46,943)
Differential tax rate on subsidiaries' income	**(45,318)**	(25,071)
Tax credit *(note (ii))*	**(46,555)**	(31,842)
Reduction in tax rate *(note (iii))*	**(204,270)**	—
Under-provision in respect of previous years	**3,858**	1,541
	269,102	520,469

Notes:

(i) The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2006: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for certain subsidiaries of the Company, which are tax exempted or taxed at a preferential rate of 15%.

(ii) Pursuant to CaiShuiZi [1999] No.290 issued by the Ministry of Finance and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipments for production use, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year.

(iii) On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. According to the New Tax Law, except for a subsidiary of the Company which enjoys a preferential rate of 15% until 2010 and a subsidiary of the Company which is entitled to a tax holiday until 2009 followed by two year of 50% reduction in income tax payable, the Group's applicable income tax rate is changed from 33% to 25% from 1 January 2008. Deferred tax income of RMB204,270,000 has been adjusted based on the tax rate that is expected to apply to the period when the deferred tax asset is realised or the deferred tax liability is settled.

10 Dividends

(a) *Dividends payable to equity shareholders of the Company attributable to the year:*

	2007	2006
	RMB'000	*RMB'000*
Final dividend proposed after balance sheet date of RMB0.062 per share (2006: RMB0.062 per share)	**373,307**	373,307

Pursuant to a resolution passed at the Directors' meeting held on 25 March 2008, a final dividend of RMB0.062 per share totalling approximately RMB373,307,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:*

	2007	2006
	RMB'000	*RMB'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.062 per share (2006: RMB0.065 per share)	**373,307**	391,370

11 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2007 of RMB1,196,860,000 (2006 (restated): RMB1,201,201,000) and the weighted average number of shares in issue during the year ended 31 December 2007 of 6,021,084,200 (2006: 6,021,084,200).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2007 and 2006.

12 Trade debtors and bills receivable

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(restated)		
Trade debtors and bills receivable for the sale of electricity	**1,931,327**	1,507,979	**56,283**	530,084
Trade debtors and bills receivable for the sale of heat	**49,054**	36,917	**1,102**	606
Trade debtors and bills receivable for other operations	**5,021**	—	**5,021**	—
	1,985,402	1,544,896	**62,406**	530,690
Less: allowance for doubtful debts	**(23,091)**	(18,677)	**—**	—
	1,962,311	1,526,219	**62,406**	530,690

Ageing analysis

The ageing analysis of trade debtors and bills receivables (net of allowance for doubtful debts) is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
		(restated)		
Current	**1,926,609**	1,492,155	**62,406**	530,690
Within one year	**12,611**	6,583	**—**	—
Between one and two years	**506**	11,578	**—**	—
Between two and three years	**6,682**	—	**—**	—
More than three years	**15,903**	15,903	**—**	—
Amount past due	**35,702**	34,064	**—**	—
	1,962,311	1,526,219	**62,406**	530,690

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

13 Trade creditors and bills payable

All of the trade creditors and bills payable are expected to be settled within one year.

14 Non-adjusting post balance sheet events

(a) On 13 February 2008, the Company announced a proposed acquisition of certain subsidiaries of China Huadian Corporation at a consideration of RMB2,011 million. The acquisition is subject to the approval of shareholders of the Company at the forthcoming Extraordinary General Meeting, the scheduled date of which is subject to further announcement.

(b) On 17 March 2008, the Group issued short-term debentures of RMB1,000 million and RMB2,500 million at par with maturity period of 273 days and 365 days respectively in the PRC interbank debenture market.

(c) After the balance sheet date, the directors proposed a final dividend. Further details have been disclosed in note 10(a).

II. SUMMARY OF FINANCIAL INFORMATION IN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (2006) ("CAS (2006)")

The consolidated financial information set out below is extracted from the audited consolidated financial statements prepared under CAS (2006) of the Group as set out in its 2007 annual report.

CONSOLIDATED BALANCE SHEET

As at 31 December 2007
(Expressed in Renminbi'000)

	2007	2006
ASSETS		
Current assets		
Cash at bank and in hand	**1,393,239**	1,333,272
Bills receivable	**271,011**	7,068
Trade receivables	**1,691,300**	1,519,151
Prepayments	**260,973**	66,678
Other receivables	**21,947**	147,330
Inventories	**649,780**	730,941
Total current assets	**4,288,250**	3,804,440

NON-CURRENT ASSETS

Long-term equity investments	**2,064,588**	1,832,061
Fixed assets	**52,433,054**	36,013,068
Construction in progress	**3,779,818**	4,730,411
Construction materials	**612,641**	1,181,993
Construction and construction material prepayment	**1,639,463**	6,345,802
Intangible assets	**772,226**	787,922
Goodwill	**37,511**	37,511
Deferred tax assets	**125,643**	131,066
Investment deposit	—	15,250
Total non-current assets	**61,464,944**	51,075,084
Total assets	**65,753,194**	54,879,524

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Short-term loans	**9,524,192**	10,119,902
Bills payable	**2,345,934**	1,730,686
Trade payables	**4,140,712**	3,015,108
Wages payable	**95,652**	277,707
Taxes payable	**337,613**	319,617
Other payables	**1,969,669**	1,232,878
Short-term debenture payables	**3,985,759**	—
Long-term loans due within one year	**1,719,972**	2,369,078
Total current liabilities	**24,119,503**	19,064,976
Non-current liabilities		
Long-term loans	**22,551,500**	19,095,926
Special payables	—	15,640
Deferred tax liabilities	**759,728**	774,342
Other non-current liabilities	**112,708**	28,360
Total non-current liabilities	**23,423,936**	19,914,268
Total liabilities	**47,543,439**	38,979,244
Shareholders' equity		
Share capital	**6,021,084**	6,021,084
Capital reserve	**2,061,906**	2,072,416
Surplus reserves	**1,472,609**	1,379,790
Retained profits	**4,780,035**	4,019,891
Total equity attributable to equity shareholders of the Company	**14,335,634**	13,493,181
Minority interests	**3,874,121**	2,407,099
Total shareholders' equity	**18,209,755**	15,900,280
Total liabilities and shareholders' equity	**65,753,194**	54,879,524

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007
(Expressed in Renminbi'000)

		2007	2006
Turnover		**20,492,457**	14,776,268
Less:	Cost of sales	**(16,533,166)**	(11,791,599)
	Sales taxes and surcharges	**(207,901)**	(157,389)
	Administrative expenses	**(687,786)**	(596,678)
	Finance expenses	**(1,381,912)**	(454,748)
	Impairment losses	**(7,410)**	(739)
Add:	Investment income	**130,606**	117,963
	Including: investment income from associates and jointly controlled entity	**130,606**	98,667
Operating profit		**1,804,888**	1,893,078
Add:	Non-operating income	**26,561**	5,851
Less:	Non-operating expenses	**(8,500)**	(8,570)
Total profit		**1,822,949**	1,890,359
Less:	Income tax	**(275,940)**	(519,960)
Net profit		**1,547,009**	1,370,399
Including:	loss of acquiree before business combination	—	(5,805)
Including:	net profit attributable to equity shareholders of the Company	**1,226,270**	1,212,223
	minority interests	**320,739**	158,176
Earnings per share (RMB):			
Basic earnings per share		**0.204**	0.201
Diluted earnings per share		**0.204**	0.201

III. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED UNDER CAS (2006) AND IFRS

The financial statements of the Group prepared under IFRS for the year of 2006 and 2007 were audited by KPMG, Certified Public Accountants of Hong Kong.

The financial statements of the Group prepared under CAS (2006) for the year of 2006 and 2007 were audited by KPMG Huazhen.

(1) Effects of major differences between the CAS (2006) and IFRS on net profit are analysed as follows:

	Note	**2007** **RMB'000**	2006 *RMB'000*
Amount under CAS (2006)		**1,547,009**	1,370,399
Adjustments:			
Business combination involving entities under common control	(a)	**(44,519)**	(15,007)
Government grants	(b)	**11,137**	1,200
Taxation impact of the adjustments		**6,838**	2,351
Total		**(26,544)**	(11,456)
Amount under IFRS		**1,520,465**	1,358,943

(2) Effects of major differences between CAS (2006) and IFRS on shareholders' equity are analysed as follows:

	Note	**2007** *RMB'000*	2006 *RMB'000*
Amount under CAS (2006)		**18,209,755**	15,900,280
Adjustments:			
Business combination involving entities under common control	(a)	**147,988**	157,348
Government grants	(b)	**(183,443)**	(178,940)
Taxation impact of the adjustments		**(31,618)**	(30,785)
Total		**(67,073)**	(52,377)
Amount under IFRS		**18,142,682**	15,847,903

Notes:

(a) According to the accounting policies adopted in the Group's financial statements prepared under IFRS, assets and liabilities acquired by the Group during business combination, irrespective of whether such business combination is involving entities under common control or not, are measured at the fair value of identifiable assets and liabilities of the acquiree at the date of acquisition. In preparing the consolidated financial statements, the respective financial statements of subsidiaries are adjusted based on the fair value of individual identifiable assets and liabilities at the date of acquisition. The excess of purchase consideration paid by the Company over its share of fair value of identifiable net assets of the acquired was recognised as goodwill.

In accordance with CAS (2006), assets and liabilities acquired by the Group in business combination involving entities under common control are measured at their carrying value at the date of combination. Consolidated financial statements are prepared based on the financial statements of the Company and subsidiaries. The excess of carrying value of purchase consideration paid by the Company over its share of carrying value of identifiable net assets of the acquiree for business combination involving entities under common control reduces the share premium of capital reserve or retained earnings. There are differences for business combination involving entities under common control under CAS (2006) and IFRS.

In addition, according to CAS (2006), in preparing consolidated financial statements, the opening balances as well as the comparative figures of the financial statements should be adjusted as if the current structure and operations resulting from the acquisitions had been in existence since prior periods in respect of business combination involving entities under common control. Accordingly, the capital reserve was adjusted for its increase in net assets due to business combination.

(b) According to IFRS, conditional government grants should be first recorded in long-term liabilities and amortised to profit or loss using the straight line method over the useful lives of the relevant assets after fulfilling the requirements from the government in respect of the construction projects.

Since 1 January 2007, according to CAS (2006), government grants related to assets (required to be recorded in capital reserve pursuant to the relevant government notice) are not recognised as deferred income.

END